

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2019

John Busshaus
Chief Financial Officer
Liberated Syndication Inc.
5001 Baum Boulevard, Suite 770
Pittsburg, Pennsylvania 15213

> **Re: Liberated Syndication Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2018**
> **Filed March 14, 2019**
> **File No. 000-55779**

Dear Mr. Busshaus:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
CF Office of Technology